875 Third Avenue, 28th Floor New York, NY 10022 (646) 519-2456 50 California Street, 29th Floor - Suite 2950 San Francisco, CA 94111 (415) 900 3871 www.focusfinancialpartners.com

September 23, 2020

Via EDGAR

Mark Brunhofer

Division of Corporation Finance

Office of Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Focus Financial Partners Inc.
Form 10-K for the Fiscal Year Ended December 31, 2019
Filed February 25, 2020
File No 001-38604

Dear Mr. Brunhofer:

Reference is made to the letter dated September 8, 2020 (the “Comment Letter”) to Mr. James Shanahan, Chief Financial Officer of Focus Financial Partners Inc. (the “Company”, “Focus”, “our” or “we”), setting forth the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) regarding the filing referenced above.

Thank you for our subsequent telephone calls on September 11, 2020 and September 15, 2020, which were productive in clarifying the outstanding comments in the Comment Letter. This letter sets forth the Company’s responses to the Staff’s comments. For your convenience, the Staff’s comments contained in the Comment Letter have been restated below in their entirety, with the Company’s response to each comment set forth immediately following the comment.

Form 10-K for the Fiscal Year Ended December 31, 2019

Management's Discussion and Analysis of Financial Condition and Results of Operations

How We Evaluate Our Business

Adjusted Net Income and Adjusted Net Income Per Share, page 50

1.	We acknowledge your response to prior comment 2. You characterize your Adjusted Net Income as a non-GAAP performance measure. As such, it is inappropriate to include income tax deductions and related tax benefits associated with expenses removed from a non-GAAP performance measure; the resulting non-GAAP tax provision not being commensurate with the non-GAAP measure of profitability as stipulated in C&DI 102.11 on Non-GAAP Financial Measures. As a result, please represent to us that you will remove the income tax benefit associated with your intangible asset amortization from your Adjusted Net Income and related per share non-GAAP performance measures beginning with your next Form 10-Q filing. In addition, represent to us that you will not otherwise disclose or discuss a non-GAAP performance measure that excludes intangible asset amortization but includes the related tax benefit in any future earnings release, presentation slide deck, earnings conference call or similar communication. Finally, note that removal of this tax benefit from your non-GAAP performance measure does not preclude you from separately disclosing the income tax benefit associated with tax deductions for intangible asset amortization.

Response: The Company represents to the Staff that it will remove the income tax benefit associated with its intangible asset amortization from Adjusted Net Income and related per share non-GAAP performance measures beginning with the Form 10-Q for the quarter ended September 30, 2020 and that it will not otherwise disclose or discuss a non-GAAP performance measure that excludes intangible asset amortization but includes the related tax benefit in any future earnings release, presentation slide deck, earnings conference call or similar communication.

As discussed with the Staff, the Company intends to revise its presentation of Adjusted Net Income as set forth in Appendix A in future filings and to conform applicable disclosure in any future earnings release, presentation slide deck, earnings conference call or similar communications. As discussed on our telephone calls, the Company believes the revised presentation is the least disruptive and confusing presentation for investors and analysts that are accustomed to the historical presentation of Adjusted Net Income and Adjusted Net Income Per Share. We have marked the presentation revisions against our most recently filed Form 10-Q for the quarter ended June 30, 2020.

Notes to Consolidated Financial Statements

Note 2: Summary of Significant Accounting Policies

Revenue Recognition, page F-11

2.	We acknowledge your response to prior comment 3. Please address the following additional comments:

•	Provide us proposed revised disclosure from page 44 in Management's Discussion and Analysis that:

▪	Removes reference to the variety of billing practices across your partner firms impacting your revenue related to the timing of any impact of short-term financial markets movements. As your response did not address the billing component of the first bullet of our prior, we presume that you concur that billing practices do not impact the timing of revenue recognition. To the extent that varying contract provisions impact the timing of revenue recognition related to short-term market movements, revise your proposed disclosure accordingly.

▪	Clarifies that the one-quarter lag effect of short-term market movements on your revenue is the result of your contractual provisions that set your fees based on the market value of your clients’ assets at the beginning of each quarter consistent with your response to the first bullet of our prior comment.

Response: We acknowledge the Staff’s comment regarding proposed revised disclosure from page 44 in Management’s Discussion and Analysis. Accordingly, we have revised the disclosure as follows (and for convenience is marked from the original disclosure), which we will present in the Management’s Discussion and Analysis section of future filings beginning with our Form 10-Q for the quarter ending September 30, 2020 (which will be updated for the respective Q3 2020 period amounts).

For the year ended December 31, 2019, in excess of 95% of our revenues were fee-based and recurring in nature. Although the substantial majority of our revenues are fee-based and recurring, our revenues can fluctuate due to macroeconomic factors and the overall state of the financial markets, particularly in the United States. Our partner firms’ wealth management fees are primarily based either on a contractual percentage of the client’s assets based on the market value of the client’s assets on the predetermined billing date, a flat fee, an hourly rate based on predetermined billing rates or a combination of such fees and are billed either in advance or arrears on a monthly, quarterly or semiannual basis. ~~Because of the variety of billing practices across our partner firms, the timing of any impact of short-term financial market movements on revenues will vary.~~

We estimate that approximately 29% of our revenues for the year ended December 31, 2019 were not directly correlated to the financial markets. Of the 71% of our revenues that were directly correlated to the financial markets, primarily equities and fixed income, for the year ended December 31, 2019, we estimate that approximately 70% of such revenues were generated from advance billings. We estimate that approximately 29% of our revenues for the three months ended December 31, 2019 were not directly correlated to the financial markets. Of the 71% of our revenues that were directly correlated to the financial markets, primarily equities and fixed income, for the three months ended December 31, 2019, we estimate that approximately 70% of such revenues were generated from advance billings. These revenues are impacted by market movements ~~and generally result in a one quarter lagged effect on our revenues~~ as a result of contractual provisions with clients that entitle our partner firms to bill for their services either in advance or arrears based on the value of client assets at such time. Since approximately 70% of our market correlated revenues are set based on the market value of client assets in advance of the respective service period, this generally results in a one quarter lagged effect of any market movements on our revenues. Longer term trends in the financial markets may favorably or unfavorably impact our total revenues, but not in a linear relationship. For example, during 2017, 2018 and 2019, the Standard & Poor’s 500 Index had a total return of 21.8%, (4.4)% and 31.5%, respectively, and the Barclays U.S. Aggregate Bond Index had a total return for the same periods of 3.5%, 0.0% and 8.7% respectively. By comparison, for the same periods our organic revenue growth was 13.4%, 13.0% and 15.1%, respectively. For additional information, please read “—How We Evaluate our Business.”

•	Tell us why you disclose in critical accounting estimates on page 60 and in your policy note on page F-11 that your client arrangements may contain multiple performance obligations when it appears from your response that each type of contract (i.e., percentage of client assets, a flat fee or an hourly rate) has only one single performance obligation. In your response, tell us:

▪	The general or standard term (i.e., contractual length) of each contact type;

▪	Your consideration of the guidance in ASC 606-10-25-15 as to whether your contracts call for a series of distinct services that are substantially the same and that have the same pattern of transfer to the customer; and

▪	Your consideration of the guidance in ASC 606-10-25-9 related to whether you combine two or more separate contracts into a single contract for accounting purposes. In this regard, it appears from your response to the second bullet of our prior comment that your hourly rate contracts are typically separate contracts with existing clients for special client projects.

Response: We advise the Staff that there is no standard length for each type of contract. Client agreements typically do not have a specified term and may be terminated at any time by either party subject to the respective termination and notification provisions in each agreement. To enhance our existing disclosures, we have included in Appendix B our revised and blacklined disclosures that include a statement to this effect, and which will be included in our future filings beginning with the Form 10-K for the year ending December 31, 2020.

We considered the guidance in ASC 606-10-25-15 which states:

A series of distinct goods or services has the same pattern of transfer to the customer if both of the following criteria are met:

a.	Each distinct good or service in the series that the entity promises to transfer to the customer would meet the criteria in paragraph 606-10-25-27 to be a performance obligation satisfied over time.

b.	In accordance with paragraphs 606-10-25-31 through 25-32, the same method would be used to measure the entity’s progress toward complete satisfaction of the performance obligation to transfer each distinct good or service in the series to the customer.

Our partner firms provide comprehensive wealth management services and derive a substantial majority of their revenues from wealth management fees for investment advice, financial and tax planning, consulting, tax return preparation, family office services and other services. Accordingly, client arrangements can include one of these services or combinations of these services each with their own respective performance obligations. The services provided under arrangements with clients are similar, that is, they relate to providing holistic wealth management services. However, they do not necessarily have the same pattern of transfer or method used to measure progress toward complete satisfaction of the performance obligation. For example, investment advice is performed on an ongoing basis and recognized as revenue accordingly, whereas special client projects, such as a comprehensive estate planning strategy, may be performed at any time and the time required to complete such strategy would vary based on the client. Accordingly, we concluded that b. above was not met and client arrangements may contain multiple performance obligations. Our response on page 6 of our letter dated August 18, 2020, which noted one performance obligation, was intended to apply to that specific example where a flat fee was charged for one specific service.

We considered the guidance in ASC 606-10-25-9, which states, an entity shall combine two or more contracts entered into at or near the same time with the same customer (or related parties of the customer) and account for the contracts as a single contract if one or more of the following criteria are met: (a) the contracts are negotiated as a package with a single commercial objective, (b) the amount of consideration to be paid in one contract depends on the price or performance of the other contract, (c) the goods or services promised in the contracts (or some goods or services promised in each of the contracts) are a single performance obligation in accordance with paragraphs 606-10-25-14 through 25-22. Our partner firms typically enter into only one contract with their clients, and therefore this guidance is generally not applicable. Client contracts may refer to the partner firm hourly fees for any special project work that might be requested by the client. In those cases, any special project work would be identified as a separate performance obligation and revenue recognized over that separate service period.

•	To the extent you have contracts with multiple performance obligations provide us proposed revised disclosure that indicates how you determine the transaction price and how you allocate it to the multiple performance obligations. To the extent you do not have contracts with multiple performance obligations provide us proposed revised disclosure that either:

▪	Removes reference to multiple performance obligations; or

▪	Indicates how you would determine the transaction price and how you would allocate it to the multiple performance obligations.

Response: As noted above and in our current disclosure, our client arrangements may contain a single or multiple performance obligations. For arrangements with multiple performance obligations, the transaction price for each performance obligation is determined based on standalone fee rates. For example, fees for investment management services are typically charged based on each partner firm’s fee chart where the fee rates are based on the market value of client assets. Additional services may include financial and tax planning, tax return preparation, etc. where fees charged to clients are typically based on standard hourly rates or a fixed fee.

Please refer to Appendix B for our revised and blacklined disclosures that clarify these points, and which will be included in our future filings beginning with the Form 10-K for the year ending December 31, 2020.

•	Tell us why you indicate in your response to the second bullet of our prior comment that your revenue generating contracts do not contain any “constraints” when it is not the contract that contains constraints but instead is the result of your ability to reasonably estimate variable consideration to include in the transaction price allocated to all performance obligations that is not probable of a significant revenue reversal. In your response tell us why you do not appear to include the variable consideration associated with your market-correlated fees and your hourly-rate fees in the transaction price. For the former, tell us whether market uncertainty causes you to constrain this variable consideration until it is known as that is when a significant revenue reversal is no longer probable. For the latter, tell us whether you apply the practical expedient from ASC 606-10-55-18.

Response: We note our prior response stated in part “Our revenue generating contracts do not contain any “constraints.” This is supported by our historical experience as we have not had any significant reversals of cumulative revenue previously recognized.” To further clarify our assessment and conclusion, we refer to the guidance in ASC 606-10-55, paragraphs 221–225, Example 25, “Management Fees Subject to the Constraint.” Our market-correlated fees are dependent on the market and, thus, are susceptible to factors outside our influence. We note that although a majority of our partner firms are registered investment advisors with experience with these arrangements, that experience could be considered of little predictive value in determining the future performance of the market. Therefore, at contract inception, we cannot conclude that it is probable that a significant reversal in the cumulative amount of revenue recognized would not occur if we included our estimate of fees in the transaction price at that time. However, as the majority of our market-correlated fees are billed in advance, at each reporting date we can reliably update our estimate of the transaction price as the amounts our partner firms are entitled to bill their clients are known, notwithstanding whether they bill in advance or in arrears. Consequently, at each reporting date, we can reasonably conclude that it is not probable that a significant reversal of the variable consideration will occur. Our revised disclosures included in Appendix B that we will include in future filings beginning with the Form 10-K for the year ending December 31, 2020 provides additional clarity on this point.

We have not applied the practical expedient in ASC 606-10-55-18 which states, as a practical expedient, if an entity has a right to consideration from a customer in an amount that corresponds directly with the value to the customer of the entity’s performance completed to date (for example, a service contract in which an entity bills a fixed amount for each hour of service provided), the entity may recognize revenue in the amount to which the entity has a right to invoice. However, as we indicated in our previous response, our partner firms may also perform services that are charged based on hourly rates. These services typically are for special client projects not otherwise covered by the flat fee and/or percentage of client assets. For example, a client may engage a partner firm to complete a comprehensive estate planning strategy. In these cases, revenue is recognized over the period of time the performance obligations are met, which is over the period in which those services are performed.

•	In conjunction with your response to the preceding bullet, we note that although you acknowledge in your response to the third bullet of our prior comment that your market-correlated fee contracts and your hourly rate contracts contain variable consideration, you do not appear to disclose any of the information required by ASC 606-10-50-20. As a result, provide us proposed revised disclosure that:

▪	Specifically indicates that these contracts contain variable consideration; and

▪	Provides information about the methods, inputs and assumptions used to:

o	Determine the transaction price, specifically indicating why you do or do not include estimates of variable consideration in the transaction price;

o	Assess whether an estimate of variable consideration is constrained; and

o	Allocate the transaction price to performance obligations (if applicable).

Response: Please refer to Appendix B for our revised and blacklined disclosures which address the points above, including variable consideration, estimates of variable consideration not being constrained, transaction prices and allocation of those prices. We will include this disclosure in our future filings beginning with the Form 10-K for the year ending December 31, 2020.

•	The disclosure you highlight in response to our query about the requirements in ASC 606-10-50-18 provides no real indication about the methods you use to recognize revenue and why those methods provide a faithful depiction of the transfer of services. In this regard, for example, a statement that you recognize revenue "over the period in which the services are provided" provides no indication how that revenue is recognized. As a result, provide us proposed revised policy disclosure that describes, for each type of contract, the specific input or output methods used to recognize revenue and why those methods provide a faithful depiction of the value of the services transferred.

Response: Please refer to Appendix B for our revised and blacklined disclosures which address the points above regarding the methods of revenue recognition and why such methods provide a faithful depiction of the transfer of services. We will include this disclosure in our future filings beginning with the Form 10-K for the year ending December 31, 2020.

***

Please contact the undersigned at (646) 576-6577 should you require additional information or have any questions.

Very truly yours,

/s/ JAMES SHANAHAN
James Shanahan
Chief Financial Officer
Focus Financial Partners Inc.

cc:	J. Russell McGranahan, General Counsel
Brenda Lenahan (Vinson & Elkins L.L.P.)

Appendix A

How We Evaluate Our Business [excerpts only show revisions and are based on the amounts previously reported for the quarter ended June 30, 2020]

We focus on several key financial metrics in evaluating the success of our business, the success of our partner firms and our resulting financial position and operating performance. Key metrics for the three and six months ended June 30, 2019 and 2020 include the following:

	Three Months Ended June 30,		Six Months Ended June 30,
	2019	2020	2019	2020
	(dollars in thousands, except per share data)
Adjusted Net Income Excluding Tax Adjustments Metrics:
Adjusted Net Income Excluding Tax Adjustments (1)(2)	$33,562	$45,118	$62,253	$90,633
Adjusted Net Income Excluding Tax Adjustments growth from prior period (1)(2)	43.9%	34.4%	41.5%	45.6%

Tax Adjustments:
Tax Adjustments (1)(2)(3)	$7,670	$9,175	$14,693	$18,110
Tax Adjustments growth from prior period (1)(2)(3)	34.9%	19.6%	40.2%	23.3%

Adjusted Net Income Excluding Tax Adjustments Per Share and Tax Adjustments Per Share Metrics:
Adjusted Net Income Excluding Tax Adjustments Per Share (1)(2)	$0.45	$0.59	$0.83	$1.19
Tax Adjustments Per Share (1)(2)(3)	$0.10	$0.12	$0.20	$0.24
Adjusted Net Income Excluding Tax Adjustments Per Share growth from prior period (1)(2)	40.6%	31.1%	36.1%	43.4%
Tax Adjustments Per Share growth from prior period (1)(2)(3)	25.0%	20.0%	33.3%	20.0%

Adjusted Shares Outstanding:
Adjusted Shares Outstanding (2)	74,444,102	76,239,848	74,422,405	76,256,932

(1)	In disclosures, including filings with the SEC, made prior to the quarter ended September 30, 2020, “Adjusted Net Income Excluding Tax Adjustments” and “Tax Adjustments” were presented together as “Adjusted Net Income.” Additionally, “Adjusted Net Income Excluding Tax Adjustments Per Share” and “Tax Adjustments Per Share” were presented together as “Adjusted Net Income Per Share.”

(2)	For additional information regarding Adjusted EBITDA, Adjusted Net Income Excluding Tax Adjustments, Adjusted Net Income Excluding Tax Adjustments Per Share, Tax Adjustments and Adjusted Shares Outstanding, including a reconciliation of Adjusted EBITDA, Adjusted Net Income Excluding Tax Adjustments and Adjusted Net Income Excluding Tax Adjustments Per Share to the most directly comparable GAAP financial measure, please read “—Adjusted EBITDA” and “—Adjusted Net Income Excluding Tax Adjustments and Adjusted Net Income Excluding Tax Adjustments Per Share.”

(3)	Tax Adjustments represent the tax benefits of intangible assets, including goodwill, associated with deductions allowed for tax amortization of intangible assets in the respective periods. Such amounts were generated from acquisitions completed where we received a step-up in basis for tax purposes. Acquired intangible assets may be amortized for tax purposes, generally over a 15-year period. Due to our acquisitive nature, tax deductions allowed on acquired intangible assets provide additional significant supplemental economic benefit. The tax benefit from amortization is included to show the full economic benefit of deductions for acquired intangible assets with the step-up in tax basis. As of June 30, 2020, estimated Tax Adjustments from intangible asset related income tax benefits from closed acquisitions based on a pro forma 27% tax rate for the next 12 months is $36,479.

Appendix A (continued)

Set forth below is a reconciliation of net income to Adjusted Net Income Excluding Tax Adjustments and Adjusted Net Income Excluding Tax Adjustments Per Share for the three and six months ended June 30, 2019 and 2020:

	Three Months Ended June 30,		Six Months Ended June 30,
	2019	2020	2019	2020
	(dollars in thousands, except per share data)
Net income	$3,102	$3,328	$274	$37,347
Income tax expense	1,425	37	204	12,107
Amortization of debt financing costs	782	709	1,564	1,491
Intangible amortization	31,221	36,012	59,962	71,735
Non-cash equity compensation expense	5,178	5,248	9,099	10,282
Non-cash changes in fair value of estimated contingent consideration	3,847	16,472	11,261	(14,901)
Loss on extinguishment of borrowings	—	—	—	6,094
Management contract buyout	—	—	1,428	—
Other one-time transaction expenses (1)	420	—	1,486	—
Subtotal	45,975	61,806	85,278	124,155
Pro forma income tax expense (27%) (2)	(12,413)	(16,688)	(23,025)	(33,522)
Adjusted Net Income Excluding Tax Adjustments	$33,562	$45,118	$62,253	$90,633

Tax Adjustments (3)	$7,670	$9,175	$14,693	$18,110

Adjusted Net Income Excluding Tax Adjustments Per Share	$0.45	$0.59	$0.83	$1.19
Tax Adjustments Per Share (3)	$0.10	$0.12	$0.20	$0.24

Adjusted Shares Outstanding	74,444,102	76,239,848	74,422,405	76,256,932

Calculation of Adjusted Shares Outstanding:
Weighted average shares of Class A common stock outstanding—basic(4)	46,696,200	47,847,756	46,455,238	47,642,156
Adjustments:
Weighted average incremental shares of Class A common stock related to stock options and unvested Class A common stock and restricted stock units(5)	25,359	13,184	16,607	8,901
Weighted average Focus LLC common units outstanding(6)	22,488,713	21,672,585	22,635,388	21,846,354
Weighted average common unit equivalent of Focus LLC incentive units outstanding(7)	5,233,830	6,706,323	5,315,172	6,759,521
Adjusted Shares Outstanding	74,444,102	76,239,848	74,422,405	76,256,932

Appendix A (continued)

(1)	During the three months ended June 30, 2019 relates to transaction expenses of $420 associated with the acquisition of Loring Ward, which were recorded in selling, general and administrative expenses. During the six months ended June 30, 2019 relates to (a) Loring Ward severance cash compensation of $280, which was recorded in compensation and related expenses and (b) transaction expenses of $1,206 associated with the acquisition of Loring Ward, which were recorded in selling, general and administrative expenses.

(2)	The pro forma income tax rate of 27% reflects the estimated U.S. Federal, state, local and foreign income tax rate applicable to corporations in the jurisdictions we conduct business.

(3)	Tax Adjustments represent the tax benefits of intangible assets, including goodwill, associated with deductions allowed for tax amortization of intangible assets in the respective periods. Such amounts were generated from acquisitions completed where we received a step-up in basis for tax purposes. Acquired intangible assets may be amortized for tax purposes, generally over a 15-year period. Due to our acquisitive nature, tax deductions allowed on acquired intangible assets provide additional significant supplemental economic benefit. The tax benefit from amortization is included to show the full economic benefit of deductions for acquired intangible assets with the step-up in tax basis. As of June 30, 2020, estimated Tax Adjustments from intangible asset related income tax benefits from closed acquisitions based on a pro forma 27% tax rate for the next 12 months is $36,479.

(4)	Represents our GAAP weighted average Class A common stock outstanding–basic.

(5)	The incremental shares for the six months ended June 30, 2019 related to unvested Class A common stock as calculated using the treasury stock method were not included in the calculation of the GAAP weighted average shares of Class A common stock—diluted for the six months ended June 30, 2019 as the result would have been antidilutive.

(6)	Assumes that 100% of the Focus LLC common units were exchanged for Class A common stock.

(7)	Assumes that 100% of the vested and unvested Focus LLC incentive units were converted into Focus LLC common units based on the closing price of our Class A common stock at the end of the respective period and such Focus LLC common units were exchanged for Class A common stock.

Appendix B

The following represents our revised revenue recognition disclosures which will be included in our future filings. For convenience, it is marked from the original disclosure.

Revenue Recognition

Wealth Management Fees

The Company recognizes revenue from wealth management fees, which are primarily comprised of fees earned for advising on the assets of clients, financial and tax planning fees, consulting fees, tax return preparation fees, fees for family office services, and fees for wealth management and operational support services provided to third-party wealth management firms. Client arrangements may contain one of the services or multiple services, resulting in either a single or multiple performance obligations within the same client arrangement, each of which are separately identifiable and priced, and accounted for as the related services are provided and consumed over time. Fees are primarily based either on a contractual percentage of the client’s assets based on the market value of the client’s assets on the predetermined billing date, a flat fee, an hourly rate based on predetermined billing rates or a combination of such fees and are billed either in advance or arrears on a monthly, quarterly, or semiannual basis ~~and such fees earned as the services are performed over time~~. Revenue is recognized over the respective service period based on time elapsed or hours expended, as the case may be, which is deemed to be the most faithful depiction of the transfer of services as clients benefit from services over the respective period. Wealth management fees are considered variable consideration and are recorded at the expected value. There are no constraints on the Company’s variable consideration. Rather, all of the variable consideration is included in wealth management fees as it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur based on the nature of the Company’s client arrangements. Revenue for wealth management and operational support services provided to third party wealth management firms is presented net since these services are performed in an agent capacity. Client agreements typically do not have a specified term and may be terminated at any time by either party subject to the respective termination and notification provisions in each agreement.

Wealth management fees are recorded when: (i) an arrangement with a client has been identified; (ii) the performance obligations have been identified; (iii) the fee or other transaction price has been determined; (iv) the fee or other transaction price has been allocated to each performance obligation based on standalone fee rates; and (v) the Company has satisfied the applicable performance obligation.